CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

October 5, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

Re:    CEMEX, S.A.B. de C.V. (File No. 001-14946)

          Form 20-F for the Fiscal Year Ended December 31, 2010

Dear Mr. Decker:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Ramiro G. Villarreal, General Counsel of the Company, dated September 7, 2011 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2010 (the “2010 20-F”), filed with the Commission on June 16, 2011. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 20-F for the Year Ended December 31, 2010

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Some of our comments refer to U.S. GAAP literature. If your accounting under Mexican GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote.

RESPONSE: The Company notes and will comply with the Staff’s comment.

Mr. Rufus Decker

Division of Corporation Finance

October 5, 2011

Item 5 – Operating and Financial Review and Prospects, page 91

Liquidity and Capital Resources, page 126

Sources and Uses of Cash, page 126

2.	You disclose on page 15 that you do not generate sufficient revenue in U.S. dollars to service all of your U.S. denominated obligations. It is unclear to what extent you have historically repatriated funds to the U.S. in order to service your U.S. denominated obligations. Please address the following:

RESPONSE: As indicated on page 1 of the 2010 20-F, references to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities, and, in this context, the statement in the 2010 20-F that we do not generate sufficient revenue in U.S. Dollars to service all of our U.S. denominated obligations, is made in the context of the U.S. Dollar denominated debt of CEMEX, S.A.B. de C.V. and its consolidated subsidiaries and it does not refer to payment obligations that exist at the Company’s U.S. operating level. The Company has consolidated legal entities in Mexico, Spain, the Netherlands, Guatemala and the United Kingdom, among other countries, that have payment obligations denominated in U.S. Dollars, with the bulk of these U.S. Dollar denominated obligations having been incurred by consolidated legal entities in Mexico, Spain and the Netherlands.

The Company notes that approximately 75% of its U.S. Dollar denominated debt has been issued by legal entities located outside of the United States, and almost all of the remaining 25% of such debt is represented by two series of notes issued by CEMEX Finance LLC, a Delaware limited liability company created in 2003 that serves as a financing company for the Company, but that is not consolidated into the Company’s U.S. operations. Payments on these notes are not dependent on the funds generated by the Company’s U.S. operations; rather, this debt is serviced with funds made available by the Company’s worldwide subsidiaries in a manner which does not represent a repatriation of funds to the United States. Substantially all the debt that the Company has in its consolidated U.S. operations corresponds to debt that was issued by Rinker Materials Corp. (now named CEMEX Materials LLC) in 2003 (prior to the Company’s acquisition of Rinker Group Limited), which debt is comprised of approximately U.S.$150 million of notes due in 2025 and other bilateral lines with banks for amounts that are not material. The Company’s operating subsidiaries in the United States generate sufficient funds in U.S. Dollars to comply with their third-party debt payment obligations that are denominated in U.S. Dollars, and if the Company’s U.S. operations did not generate sufficient funds in U.S. Dollars, they would obtain U.S. Dollars through capitalizations or loans made by other subsidiaries of the Company located outside the United States that have excess cash.

As a result of the above, the Company has included in its 2010 20-F the risk factor that explains U.S. Dollar exchange rate risks associated with its worldwide business, as the Company’s U.S. Dollar denominated debt is substantially issued by subsidiaries outside the United States. The Company believes that it is important to highlight the effect that changes in these exchange rates

Mr. Rufus Decker

Division of Corporation Finance

October 5, 2011

(global currencies versus U.S. Dollar) have on the Company’s ability to service its U.S. Dollar denominated debt, and it is in this context that the Company has included in the 2010 20-F the statement that reads “…we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar.…”

•	Revise your MD&A to separately disclose the amount of cash and cash equivalents held by your U.S. subsidiaries, the holding company, and other subsidiaries;

RESPONSE: The Company notes and will comply with the Staff’s comment in future filings of its annual report on Form 20-F by including a table as part of the discussion of sources and uses of cash in the Liquidity and Capital Resources section, which will present the amount of cash and cash equivalents held by its U.S. subsidiaries, by the holding company and by other subsidiaries, as shown in the table below for the fiscal years 2008, 2009 and 2010 for illustrative purposes:

Cash and cash equivalents (in millions of Pesos)		2008	2009	2010

Held by the Holding Company	Ps	—	—	195
Held by U.S. subsidiaries		1,078	898	4,583
Held by other subsidiaries		11,822	13,206	3,576

	Ps	12,900	14,104	8,354

•	Tell us the extent to which you have accrued and paid taxes on any funds repatriated to the U.S. during the periods presented in your filing;

RESPONSE: The Company confirms that it has not repatriated funds to the United States during the periods presented; therefore, it has not accrued and paid taxes thereon.

•

To the extent you have not had to repatriate any funds to the U.S., please tell us how you are able to fund your U.S. denominated obligations when you do not generate sufficient revenue in U.S. dollars to service these obligations;

RESPONSE: As mentioned above, our U.S. subsidiaries service their U.S. Dollar denominated obligations with cash flows generated locally in U.S. Dollars, complemented by capitalizations and loans obtained by the U.S. entities from the Company’s non-U.S. subsidiaries which have excess cash, which does not represent a repatriation of funds to the United States. With respect to the Company’s non-U.S. operations, please note that the Company and its non-U.S. subsidiaries may, from time to time, have substantial borrowings in U.S. Dollars and, as a consequence, such non-U.S. entities are exposed to currency and convertibility risk.

•	Revise your MD&A to explain that you would need to accrue and pay taxes on any funds repatriated to the U.S., if applicable, and

Mr. Rufus Decker

Division of Corporation Finance

October 5, 2011

RESPONSE: The Company notes the Staff’s comment and will comply in future filings of its annual report on Form 20-F by including a paragraph in its discussion of sources and uses of cash in the Liquidity and Capital Resources section. The paragraph would read substantially as follows:

The Company would need to accrue and pay taxes on any funds repatriated to the United States. During the years ended December 31, 2010, 2009 and 2008 the Company did not repatriate any funds to the United States and it does not intend to do so in the foreseeable future.

•	Revise your MD&A to include a statement that you do not intend to repatriate any funds to the U.S., if applicable.

RESPONSE: See the response above.

Consolidated Financial Statements, F-1

20. Contingencies, page F-54

3.	Please revise your footnote disclosures as described below:

•	Demonstrate how the accrual amounts disclosed in footnote 20 reconcile back to your tables for current and non-current liabilities in footnote 13 on page F-41;

RESPONSE: The Company notes that the list of legal proceedings disclosed separately in note 20 is not exhaustive but are those that meet certain materiality thresholds for disclosure. Therefore, accruals recognized in connection with the proceedings disclosed in note 20 are included as part of the Company’s short-term and long-term liabilities disclosed on page F-41, but are not all the proceedings that comprise the full amounts at the end of the year.

In fact, in the second sentence preceding the roll-forward table at the bottom of page F-41, the Company discloses that “As of December 31, 2010 and 2009, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other non-current liabilities and provisions are detailed in note 20.” The Company notes that the intention of such wording is to clarify that the list of items in note 20 is not exhaustive and is not intended to reconcile back to note 13. The Company notes that in the quoted sentence it should clarify that the reference is to note 20A, instead of note 20, and will do so in future filings.

•	Describe for us, if applicable, how your threshold for “reasonably remote” losses under Mexican GAAP differs from your threshold for “remote” losses under U.S. GAAP;

RESPONSE: The Company notes that except for the accounting for uncertainty in income taxes, for which there are specific differences between Mexican FRS and the rules set forth by ASC 740 under U.S. GAAP, the Company has not identified any reconciling adjustments from

Mr. Rufus Decker

Division of Corporation Finance

October 5, 2011

Mexican FRS to U.S. GAAP in connection with its significant legal proceedings disclosed in note 20B and 20C. This is a result of the Company’s application of the threshold for “remote” losses under U.S. GAAP and the threshold for “reasonably remote” losses under Mexican FRS without distinction.

•

We note several matters described under the heading titled “B – Other Legal Proceedings” starting on page F-55 where you have not quantified the amount of damages being pursued by the complainant. For example, you disclose on the top of page F-56 that the CNC could impose a fine of 10% of the total revenues of CEMEX España’s ready-mix production activities within Navarre for the year preceding imposition of the fine. It is unclear how material such a fine could be to your consolidated financial statements and/or liquidity. Please revise your future filings to quantify the amount of damages being pursued by the complainant for each matter described;

RESPONSE: The Company notes and will comply with the Staff’s comment in future filings of its annual report on Form 20-F by including an estimated amount of damages being pursued by the complainant for each matter, to the extent that in the absence of an amount being raised by the complainant, such amounts could be reasonably estimated. The Company currently intends to disclose a best estimate of damages for each case, but notes that sometimes it is not possible to quantify the potential damages and, if that is the case, the Company will also state so in its disclosure.

•

Describe how your accrual status and/or possible liability for matters described on pages F-57 and F-58 under the heading titled “C – Other Contingencies for Legal Procedures” differs from your accrual status and/or possible liability for the other contingencies described in sections A and B of footnote 20; and

RESPONSE: Considering the diverse nature of outstanding legal proceedings, the different stages of the cases, as well as the effects on cash flows or operations from having an adverse resolution, the Company has historically tried to assist the reader of its footnotes by separating these legal proceedings into three main categories, which the Company describes as: A) Contingent liabilities resulting from legal proceedings; B) Other legal proceedings; and C) Other contingencies from legal procedures. Generally, based on both Mexican FRS and U.S. GAAP, the Company discloses only those matters for which potential damages to the Company are deemed to be probable or possible. The Company does not disclose matters for which potential damages for the Company are deemed to be remote.

Category A corresponds to those proceedings for which an amount of damages has already been determined by the relevant authorities and for which the thresholds for accruals have been met, considering the likelihood of cash outflows. In respect of category B, these legal proceedings can generally be quantified; nonetheless, the Company has determined that the thresholds for accruals have not yet been met, considering that, as of the balance sheet date, the probability of

Mr. Rufus Decker

Division of Corporation Finance

October 5, 2011

loss is deemed to be possible considering all the elements of such proceedings. In future filings, the Company will change its introductory paragraph to category B to state this. Finally, the Company discloses under category C those legal proceedings in which the plaintiff is not necessarily looking for an amount of damages per se, but may be requiring, as indicated in the Company’s footnote, the revocation of operating licenses, in which case, the effects of a negative result can materialize in a decrease in revenues rather than in the incurrence of losses. The Company also includes under category C those significant legal proceedings that are deemed to have a possible negative outcome or where damages cannot be reasonably estimated. In future filings, the Company will also state that such reasonable estimate cannot be made, where applicable.

The Company notes the Staff’s comment that considering their similar nature and consequences, there may be not much difference between the legal proceedings disclosed under categories B and C and that this may be confusing to the reader. In its future filings, the Company proposes to merge these two categories.

•

We note that in September 2008, the Supreme Court of Justice ruled that certain amendments to the Mexican income tax law that were effective on January 1, 2005 were constitutional for tax years 2005 to 2007. Based on your disclosures, it is unclear why you have not yet amended your tax returns for 2005 to 2007. Please provide a comprehensive explanation as to why you have not yet determined the amount of tax or the periods affected. Please also clarify if you will incur penalties or interest given the Supreme Court of Justice ruling was over two years ago.

RESPONSE: As disclosed in the Company’s 2010 Form 20-F, the Mexican Supreme Court ruled against the Company’s constitutional challenge of the controlled foreign corporation tax rules for tax years 2005 to 2007. The constitutional challenge to the 2005 changes to the Mexican Income Tax Law was made by the Company before there was an act from the administrative authority. As the administrative authority had not applied the law or assessed the amount due at the time of the Company’s constitutional challenge, the Mexican Supreme Court’s decision pertained only to the issue of whether or not the 2005 changes in the Mexican Income Tax Law were constitutional and did not specify the amount of taxes due or other obligations. As a result, the Company self-assessed the amount of taxes it owed as a result of the Mexican Supreme Court’s ruling by submitting tax returns to the Mexican tax authorities stating that no taxes were due. Subsequently, in 2007 and effective beginning in 2008, the pertinent articles of the Mexican Income Tax Law were further amended in an effort to clarify these issues, but these 2008 amendments do not apply to the tax years in question.

The Company commenced discussions with the Mexican tax authorities following the Mexican Supreme Court’s ruling against the Company’s constitutional challenge in 2008, with the objective of reaching a clear understanding of the 2005 amendments to the Mexican Income Tax Law and the amounts to be paid by the Company. As of the date of the 2010 Form 20-F, the Company and the Mexican tax authorities had not agreed on an approach that would allow the Company to apply the 2005-2007 controlled foreign corporation tax rules

Mr. Rufus Decker

Division of Corporation Finance

October 5, 2011

and to determine the amounts, if any, to be paid by the Company. If the Company cannot obtain a clear understanding of the 2005 amendments, the corresponding Mexican authorities will review the tax returns filed by the Company and proceed to assess the taxes the authorities consider are due with the resulting surcharges and penalties.

In future filings, the Company intends to disclose the qualitative description noted above and its best estimate of the amount of taxes to be paid and any penalties due (including any interest), as well as the related provisions, where applicable, unless the amounts cannot be reasonably estimated by the relevant filing date, in which case the Company will state so.

*          *          *           *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ Ramiro G. Villarreal
Name:	Ramiro G. Villarreal
Title:	General Counsel